UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the provisions of the Spanish Securities Market Act, hereby proceeds by means of the present document to notify the following:

RELEVANT EVENT

Pursuant to the agreements disclosed to the market on November, 19th, 2014, on the date hereof, BBVA, has completed the acquisition of 14.89% of the total share capital of Turkiye Garanti Bankasi, A.S. (“Garanti Bank”), therefore, BBVA´s total stake in Garanti Bank now amounts to 39.90%.

The total price effectively paid by BBVA amounts to 8.765 Turkish Liras per share1 (amounting to approximately 5,481 MM Turkish Liras and 1,854 MM Euros2).

The sellers have already received the dividend disclosed by Garanti Bank on April 9, 2015 amounting to 0.135 Turkish Liras per share.

Therefore, as disclosed to the markets on November 19th, 2014, the total consideration received by the sellers amounts to 8.90 Turkish Liras per share.

In accordance with the applicable accounting rules, and as a consequence of the agreements reached, the BBVA Group shall measure at fair value its previously acquired stake in Garanti Bank (which amounts to 25.01% of its share capital and which is classified at present as a joint venture accounted for using the equity method) and shall fully consolidate Garanti Bank in the financial statements of the BBVA Group.

Measuring the above-mentioned stake in Garanti Bank at fair value will result in a one-off negative impact in the Profit attributable to parent company of the BBVA Group in the third quarter amounting to approximately 1,800 MM Euros. Such accounting impact does not translate into any additional cash outflow from BBVA. Most of this impact is generated by the exchange rate differences due to the depreciation of the TL against Euro since the initial acquisition by BBVA of the 25.01% stake in Garanti Bank up to the date hereof. These exchange rate differences are already registered as Other Comprehensive Income deducting the stock shareholder’s equity of the BBVA Group.

[1]	The shares of Garanti Bank are listed in batches of 100 shares. Thus, the prices per share included herein refer to prices per batch of 100 shares each.
[2]	The exchange rate used for the calculation of the purchase price is: TL/EUR.=2.9571.

The acquisition will mean an estimated reduction of the Common Equity Tier 1 (fully loaded) in approximately 50 basis points.

Madrid, July 27, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 27 , 2015	By: /s/ Francisco Javier Rodríguez Soler
Name: Francisco Javier Rodríguez Soler
Title: Authorized representative